

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

John R. Van Kirk
Managing Director and Principal Accounting Officer
North European Oil Royalty Trust
5 N. Lincoln Street
Keene, N.H. 03431

> **Re: North European Oil Royalty Trust**
> **Form 10-K for fiscal year ended October 31, 2020**
> **Filed on December 30, 2020**
> **File No. 001-08245**

Dear Mr. Van Kirk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction